Yukon-Nevada Gold Corp. Special Meeting Results

Vancouver, BC – October 2, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG)(OTCBB: YNGFF)(Frankfurt Xetra Exchange: NG6) Shaun Heinrichs, Co-CEO and CFO and Randy Reichert, Co-CEO and COO of Yukon-Nevada Gold Corp. (the “Company”) are pleased to announce that shareholders overwhelmingly approved all resolutions brought before them at the Company’s Special Meeting of the Shareholders held in Vancouver, British Columbia on October 2, 2012.

Share Consolidation and Name Change

All of the issued and outstanding common shares of the Company will be consolidated on the basis of ten (10) old common shares for one (1) new common share. The Company’s name will be changed to Veris Gold Corp. The TSX will issue a notice disclosing the first trading day on which the shares of the Company will trade on a consolidated basis. The shares of the Company will begin trading under the symbol “VG” on the TSX and, upon acceptance of the Company’s application to the NYSE MKT, “VGC” in the United States.

Shaun Heinrichs, Co-CEO commented, "The success of this vote allows us to continue executing on our commitment to shareholders to increase the value and profile of the Company in the market and begin attracting a new group of shareholders that would have previously been unable to invest in our Company. This will also support our application to the NYSE MKT exchange which will increase our visibility in the US, where the Company has seen significant interest from investors looking for quality investments based in North America over the last several years. A consolidated share price is also likely to increase investor participation in Canada for our TSX listing."

Yukon-Nevada Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager

Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.